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              	     SECURITIES AND EXCHANGE COMMISSION
 			                      Washington, DC 20549


                        				SCHEDULE 13D
		             Under the Securities Exchange Act of 1934


                  		    (Amendment No. 1 )*

               			     Transport Holdings, Inc.
			                     (Name of Issuer)
				                      Common Stock - Class A
			              (Title of Class of Securities)

                     				  893855106
			                     	(CUSIP Number)

     	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	            115 South Jefferson Road, Whippany, NJ 07981
 			                     (201) 739-2202
           		(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        	November 1, 1996
      	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  893855106

                            				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
						                                           		(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC,PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
								                                               [   ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                 		7       SOLE VOTING POWER:

                               			93,872

	                 	8       SHARED VOTING POWER:

                               			11,805

	                 	9       SOLE DISPOSITIVE POWER:

                               			93,872

	                	10      SHARED DISPOSITIVE POWER:

                               			11,805

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                               		105,677

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
                                             								  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                             		  	6.6

14      TYPE OF REPORTING PERSON*:
	       BD

               			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1


     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of Common Stock - Class A of Transport Holdings, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

     The aggregate amount of funds used in making the purchases of the 22,387 Common Stock - Class A of the Issuer referred to the Item 5(c) hereof was approximately $1,645,153.00.

Item 5:  Interest in Securities of the Issuer (as of 11/1/96)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock - Class A of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock - Class A of the
	   	Issuer.  Information concerning transactions in the Common Stock
	   	effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

 (e) Since the date of the initial filing on October 21, 1996 through November 1, 1996, Bear Stearns purchased an additional 22,387 Common Stock - Class A of Transport Holdings, Inc. Accordingly, Bear Stearns increased its beneficial ownership by more than one full percentage point of the Common Stock - Class A of the Issuer on November 1, 1996.








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Signature:

    	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  November 12, 1996                          BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
				                                             		Senior Managing Director






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                            APPENDIX I
                            BEAR, STEARNS & CO. INC.


                            Transport Holdings, Inc.
                            Trading from 10/22/96 through 11/1/96


                            (Various Firm Accounts)


  DATE   QUANTITY         DESCRIPTION         PRICE / ENTRY    AMOUNT

 11/1/96   1,000    Transport Holdings, Inc.      75.750      75,750.00
 11/1/96   3,000    Transport Holdings, Inc.      76.375     229,125.00
 11/1/96   4,000    Transport Holdings, Inc.      76.500     306,000.00
 11/1/96   7,000    Transport Holdings, Inc.      75.250     526,750.00
 11/1/96  10,000    Transport Holdings, Inc.      75.250     752,500.00
 11/1/96  -1,000    Transport Holdings, Inc.      76.000     -76,000.00
 11/1/96  -1,000    Transport Holdings, Inc.      76.500     -76,500.00
 11/1/96  -1,000    Transport Holdings, Inc.      76.750     -76,750.00
 11/1/96  -10,000   Transport Holdings, Inc.      75.375     -753,750.00
10/31/96   1,000    Transport Holdings, Inc.      74.000      74,000.00
10/31/96   1,000    Transport Holdings, Inc.      77.000      77,000.00
10/31/96   1,000    Transport Holdings, Inc.      77.000      77,000.00
10/31/96   -939     Transport Holdings, Inc.      76.250     -71,598.75
10/31/96  -1,000    Transport Holdings, Inc.      73.250     -73,250.00
10/31/96  -1,000    Transport Holdings, Inc.      76.000     -76,000.00
10/30/96     5      Transport Holdings, Inc.      71.750       358.75
10/29/96     3      Transport Holdings, Inc.      72.000       216.00
10/29/96     3      Transport Holdings, Inc.      72.000       216.00
10/29/96   1,000    Transport Holdings, Inc.      72.250      72,250.00
10/29/96   5,000    Transport Holdings, Inc.      72.250     361,250.00
10/29/96    100     Transport Holdings, Inc.      72.750      7,275.00
10/29/96  -1,700    Transport Holdings, Inc.      72.250     -122,825.00
10/28/96    10      Transport Holdings, Inc.      72.250       722.50
10/28/96    81      Transport Holdings, Inc.      72.375      5,862.38
10/28/96    500     Transport Holdings, Inc.      72.375      36,187.50
10/28/96    700     Transport Holdings, Inc.      72.375      50,662.50
10/24/96   2,000    Transport Holdings, Inc.      72.375     144,750.00
10/24/96  -2,500    Transport Holdings, Inc.      72.500     -181,250.00
10/23/96    12      Transport Holdings, Inc.      71.500       858.00
10/23/96   3,000    Transport Holdings, Inc.      71.875     215,625.00
10/23/96   7,000    Transport Holdings, Inc.      71.500     500,500.00
10/23/96  -5,000    Transport Holdings, Inc.      72.000     -360,000.00
10/22/96     1      Transport Holdings, Inc.      71.000        71.00
10/22/96    100     Transport Holdings, Inc.      71.875      7,187.50
10/22/96   1,000    Transport Holdings, Inc.      71.500      71,500.00
10/22/96   1,500    Transport Holdings, Inc.      71.500     107,250.00
10/22/96    11      Transport Holdings, Inc.      71.250       783.75
10/22/96  -2,500    Transport Holdings, Inc.      71.750     -179,375.00